Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: June 18, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders are urged to read the registration statement and the proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia Corporation Fixed Income Investor Update June 2007 THE FOLLOWING PRESENTATION WAS POSTED ON WACHOVIA’S WEBSITE

Page 1 4990 – Fixed Income Investor Update, June 2007
Company ($bn)
1 Citigroup  260
2 Bank of America  220
3 JP Morgan 169
4 Wells Fargo 118
5 Wachovia 101
6 US Bancorp 59
7 Capital One 33
8 SunTrust 31
9 PNC 25
10 Regions Financial 24
Company ($bn)
1
Citigroup  2,021
2
Bank of America  1,502
3
JP Morgan  1,409
4
Wachovia 706
5
Wells Fargo 486
6
US Bancorp 221
7
SunTrust  186
8
Capital One  149
9
National City  139
10
Regions Financial  138
Wachovia in perspective
First Union and Wachovia Corporation
merged in 2001, adopting the legacy
Wachovia name with headquarters in
Charlotte, NC
No. 4 U.S. bank based on assets
No. 3 U.S. deposit market share
No. 2 U.S. retail brokerage firm*
Key Statistics
– 2006 Net Income: $7.8 billion
– Market Cap: $101 billion
– Assets: $706 billion
– Deposits: $408 billion
– Employees: 110,000
Top Ten U.S. Banks Total Assets
Note: Financial data as of 3/31/07 other than 2006 Net Income.
Market data as of 6/12/07.
*Pro Forma including proposed A.G. Edwards acquisition announced May 31, 2007.
The proposed A.G. Edwards merger is subject to regulatory approval and A.G. Edwards’ shareholder approval
Top Ten U.S. Banks Market Cap

Page 2 4990 – Fixed Income Investor Update, June 2007
5.8% deposit market share
– # 3 in the U.S.
– 3,400 branches and 5,100
ATMs in 21 states and D.C.
8.1% in-footprint market
share
– # 1 bank in the Southeast
1
– Top 5 bank in Western U.S.
2
High growth/high wealth
markets
– 8.8% deposit-weighted
average population growth
vs. 6.3% U.S. average
3
– $84K deposit-weighted
average household income
vs. $61K U.S. average
4
Source: SNL Financial.
1. Based on deposits and includes AL, FL, GA, MS, NC, SC, TN, VA.
2. Based on deposits and includes CA, NV, AZ, CO, NM, WA, OR, UT, ID, MT, WY and TX.
3. 5-year average population growth, county-weighted by deposits.
4. Household income, zip code weighted by deposits.
The proposed A.G. Edwards merger is subject to regulatory approval and A.G. Edwards’ shareholder approval
Wachovia in perspective
A great footprint drives sustainable growth
WB Financial Center Locations
WB Retail Brokerage Locations
AG Edwards Retail Brokerage Locations
WB Mortgage Locations
WB Auto Finance Locations
WB Wealth Management Locations

Page 3 4990 – Fixed Income Investor Update, June 2007
Wachovia in perspective
Diversified scale businesses
1Q07 Segment Earnings
$2.3 billion*
Key Business Segments
General Bank
11.5 million households and business
relationships
3,400 financial centers, 5,100 ATMs
Wealth Management
$76 billion client AUM (No. 5)
255 Insurance Brokers
Corporate and Investment Bank
Top 10 in U.S. structured products, loan
syndications, high yield, high grade,
preferreds and equities
70% of earnings is capital markets driven and
30% is traditional banking
Capital Management
Retail Brokerage: 10,700 registered reps,
$773 billion broker client assets (No. 2 U.S.)
$315 billion client AUM
Mutual Funds: $110 billion AUM (No. 19 U.S.)
*Segment earnings as of 3/31/07.
Capital Management
$304
Corporate &
Investment
Bank
$379
General Bank
$1,539
Wealth
Management
$65
67%
17%
3%
13%
($ in millions)

Page 4 4990 – Fixed Income Investor Update, June 2007
16%
34%
8%
15%
14%
6%
16%
12%
Capital
Management
2006 vs. 2005 Growth
Wealth Management
Corporate and
Investment Bank
Revenue       Earnings
General Bank
“Combined”*
*General Bank’s 2005 and 2006 “Combined” results. (See Wachovia Form 8-K dated 1/23/2007 for information on “Combined” results).
Wachovia in perspective
Strong earnings growth

Page 5 4990 – Fixed Income Investor Update, June 2007
Wachovia in perspective
Strategies for sustainable growth
Leveraging the open-architecture investment platform
Insurance sales and referrals
Wealth
Management
Service delivery and sales management
Leveraging the Golden West footprint
– Sale of deposit and loan products
– Small Business
– Commercial Banking
Distribution focus
– De novo branch expansion
Retail credit expansion
– Auto loan
– Credit card
– Mortgage
Banking Businesses - Strategies for Growth
General Bank

Page 6 4990 – Fixed Income Investor Update, June 2007
Wachovia in perspective
Strategies for sustainable growth
Focus on corporate clients and products
Leveraging product strengths to gain market share
Market expansion with select products in Europe and Asia
Corporate &
Investment
Bank
Retail Brokerage
A.G. Edwards proposed acquisition and integration
Improving broker productivity
Driving managed account growth through client needs
assessments
Asset Management
Improve fund performance
Selective acquisitions
International product and distribution expansion
Capital
Management
Markets-Related Businesses - Strategies for Growth
Cross-Enterprise Sales Management

Page 7 4990 – Fixed Income Investor Update, June 2007
Wachovia in perspective
A.G. Edwards proposed acquisition
Strategically Compelling
Rare opportunity to create the second largest retail brokerage firm in the U.S.
Expanded distribution improves ability to capitalize on U.S. baby boomer retirement opportunity and drive increased sales of bank products and new investment products developed by investment banking
Financially Attractive
IRR of 24%
Accretive to cash and operating EPS in 2008
$2.0 billion in excess capital available at close
Low Risk Transaction
Similar customer and advisor-focused models
Both firms have strong regional firm histories with strong emphasis on client experience
Entrepreneurial cultures and advisory loyalty are the foundations of success
Integration expertise demonstrated by successful Wachovia Securities/Prudential
Securities joint venture
*For understanding analysis and assumptions, please see Investor Presentation materials filed with the SEC under rule 425 dated May 31, 2007
The proposed A.G. Edwards merger is subject to regulatory approval and A.G. Edwards’ shareholder approval

Page 8 4990 – Fixed Income Investor Update, June 2007
Merrill Lynch (GPC)
*
$11.9 $1,503 15,930
Wachovia / A.G. Edwards 8.4 (#2) 1,147 (#3) 14,784 (#2)
Citigroup (Smith Barney) 8.4 1,277 13,009
Morgan Stanley (GWM)** 5.6 690 7,993
Wachovia Securities 5.3 773 8,166
UBS (Wealth Management US) 4.9 773 7,974
A.G. Edwards 3.1 374 6,618
Raymond James 1.8 198 4,650
($ in billions)
LTM = last twelve months, data as of 3/31/07.
*Merrill’s client assets exclude $145B in non-US assets.  Merrill’s net revenue represents Global Private Client (GPC) revenue only and excludes Investment Management revenue (i.e. Blackrock JV and other interests).
**Quarter ended 2/28/07.  Excludes investment banking revenue.
A.G. Edwards proposed acquisition creates
2
nd
largest U.S. retail brokerage firm
Net Series 7
Revenue Client Registered
Major Players (LTM) Assets Reps

Page 9 4990 – Fixed Income Investor Update, June 2007
Conservative Balance Sheet
Liquid/Low-risk Earning Asset Mix
Cash &
Equivalents Other Earning
Assets
Loans
Securities
3%
18%
70%
5%
Financials as of 3/31/07.
Trading
Assets
4%
Solid Liability Funding
53%
12%
6%
10%
5%
Core
Deposits
Short
Term
Debt
Equity
Long
Term
Debt
(Unsecured)
Other
Deposits
Other
Liabs.
6%
8%
Long
Term
Debt
(Secured)

Page 10 4990 – Fixed Income Investor Update, June 2007
0%
20%
40%
60%
80%
100%
WB WFC BAC JPM C
Loans Securities Interest Bearing Bank Balances
0%
20%
40%
60%
80%
100%
WB WFC BAC JPM C
Core Deposits Long-Term Debt Equity
Balance Sheet
Peer comparison
Average balances; company reports as of 3/31/07.
Earning Asset Composition Liabilities and Equity Composition
Period end balances; Wachovia as of 3/31/07 while peers as of 12/31/06.

Page 11 4990 – Fixed Income Investor Update, June 2007
Deposit growth
Superior customer service and loyalty
Core deposits*
($ billions)
2002 2003 2004 2005 4Q06 1Q07
$235
$256
$308
$339
$362
*For comparative and illustrative purposes. Average core deposits include additions of ($ billions): legacy SouthTrust in 2002: $23.9; 2003: $25.6; 2004:
$23.0; legacy Golden West in 2002: $40.9; 2003: $46.7; 2004: $52.9; 2005: $60.1.
Wachovia 80 +21.2% (#1)
All Others 78 +8.3%
Bank of America 72 +14.3%
JPM/Bank One 72 +2.9%
Wells Fargo 72 +7.5%
2006 American Customer
Satisfaction Index
WB led survey for the
6
th
year in a row
Most improved since #1 ranking
in 2001
Score
2006 vs. 2000
$369

Page 12 4990 – Fixed Income Investor Update, June 2007
63.6%
59.1%
60.6%
60.0%
58.0%
54.6%
54.2%
2001 2002 2003 2004 2005 2006** 1Q07 2007 Goal
*Overhead efficiency ratio excludes merger-related and restructuring charges, changes in accounting principle and intangible amortization.
**2006 OER is on a “Combined” basis. (See Wachovia Form 8-K dated 1/23/07).
2007 Goal is not a projection; results may differ from expectations for a number of reasons.
Overhead efficiency* improvement
allows investing for sustainable growth
51.5 – 53.5%

Page 13 4990 – Fixed Income Investor Update, June 2007
1,067
1,092
1,171
1,175
1,900 1,902
2,308
2,330
1,774
1,744
1,501
1,299 1,299
799
1,652
1,698
1,716
908
944
983 987
1,318
0.72
0.79
1.18
1.19
1.21 1.20
1.12
0.99
0.98 0.98
0.58
0.68
1.11
1.09
1.07
1.03
1.00
0.88 0.88
0.81
0.71
0.66
4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
Earnings* EPS*
Consistent, growing operating earnings
EPS CAGR Earnings CAGR
Since 4Q01 15% 22%
$ millions, except per share data
*Represents net income available to common shareholders excluding after-tax merger-related and restructuring expenses; compound growth figures exclude merger-related and restructuring expenses of $10 million ($0.00) in 1Q07 and $63 million ($0.04) in 4Q01.
Wachovia Corp.

Page 14 4990 – Fixed Income Investor Update, June 2007
Student
Other
Consumer
Real Estate
Secured
Period-end balance sheet as of 3/31/2007.
39%
14%
9%
Consumer
Mortgage
Auto, Other
Secured
23%
4%
3%
Commercial
Foreign
2%
6%
Commercial
Financial &
Agricultural
Commercial
Leasing
Commercial
Real Estate
Loan portfolio
High quality, low loss content
Total Loan Portfolio 90%
Secured/Guaranteed
$255 billion consumer loan portfolio
96% secured (additional 3% guaranteed)
- 87% secured by Real Estate
Real Estate portfolio
- 71% average LTV
- Average FICO 700
- 85% first lien secured
1Q07 net losses: 20 bps
$167 billion commercial loan portfolio
77% secured
No industry > 5% (3-digit SIC)
$1.7 million average size
1Q07 net losses: 7 bps

Page 15 4990 – Fixed Income Investor Update, June 2007
0.15%
WB 0.15%
JPM 0.77%
BAC 0.80%
WFC 0.89%
C 1.24%
Net Charge-off Ratio
0.99%
Credit quality
Risk reduction = best-in-class credit positioning
0.29%
0.70%
2001 1Q07
Wachovia          Median: Top 20 U.S. Banks
0.54%
1.04%
0.41%
NPA/Loans Ratio
1.05%
2001 1Q07
Source: Company reports.
BAC 0.28%
WB 0.41%
JPM 0.54%
WFC 0.82%
C 0.86%
23.6x
4.96x
5.82x
9.9x
1Q07 2001
WB 23.6x
JPM 9.2x
BAC 6.7x
WFC 5.5x
C 5.3x
PTPP Earnings*/
Charge-offs
*Pre-tax, pre-provision earnings.

Page 16 4990 – Fixed Income Investor Update, June 2007
-0.20%
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
1.20%
1.40%
1.60%
'90 '92 '94 '96 '98 '00 '02 '04 '06
Golden West Top 35 U.S. Bank Average Top U.S. Thrifts Avg - ex GDW
World Savings mortgage portfolio
Proven, low risk mortgage origination model
Conservative underwriting
–
Diligent and methodical
documentation standards
–
In-house appraisers
–
Underwritten to fully
indexed rate
–
Regular customer outreach and
counseling
Low Balance Sheet risk
–
Loans originated at low LTVs and
kept on Balance Sheet
Product features
–
Payment rates closer to market
–
Average 10-year reset period
> Reduces risk of payment shock
in rising rate environment
Net Charge-Offs / Avg. Loans
GDW
17 year
Average
Charge-offs
= 5 bps
Peak Year
18 bps
CA Real Estate Crisis 11 bps
0 bps
Source: SNL Financial.
Golden West charge-offs for 2006 through 12/31/2006

Page 17 4990 – Fixed Income Investor Update, June 2007
5.0%
4.7%
4.7%
4.0%
7.2%
WFC JPM WB BAC C
*Excludes servicing and the impact of FAS 115/133/158.
Source: Company reports as of 3/31/07.
Strong capital position
Tangible Common Equity as
% of Tangible Assets*
7.8%
6.2%
6.2%
6.1%
4.7%
WFC BAC JPM WB C
Leverage Ratio
Source: Company reports as of 3/31/07.

Page 18 4990 – Fixed Income Investor Update, June 2007
$12
$16
$20
$24
$28
$32
$36
$40
4Q01 2Q02 4Q02 2Q03 4Q03 2Q04 4Q04 2Q05 4Q05 2Q06 4Q06
Economic Tangible Tier 1
1Q07
Strong capital positioning for
low risk business model
Tangible common equity vs. economic capital
($ in billions)
-$1.9B
$1.9B
$4.1B
$8.0B
$7.4B
$8.0B
$6.9B

Page 19 4990 – Fixed Income Investor Update, June 2007
$0
$3
$6
$9
$12
2-3 4-5 7 10-12 15-20 25-30
Wachovia Bank, N.A. Wachovia Corporation
2006 issuances
Term debt issuance summary
$16 Net Issuance
14
Less:
maturities
78% / 22% 29% / 71% 6.6 $30 Total
70% / 30% 51% / 49% 8.9 13
Wachovia
Corporation
84% / 16% 12% / 81% 5.0 Yrs $17
Wachovia
Bank, N.A.
Senior / Sub.
Fixed /
Floating
WAM Amount Summary:
Debt Issuance by Tenor
($ billions)
23%
9%
68%
Euro
USD
Sterling
Debt Issuance by Currency
Sterling
€ 500 million 12 yr Wachovia Corp
€ 2.8 billion 5 yr WBNA
€ 1.5 billion 5 yr Wachovia Corp
Euro
Foreign Debt Issuance
£700 million
29 yr Wachovia Corp
£750 million
17 yr WBNA
€ 750 million 10 yr Wachovia Corp
Amount Tenor Issuer

Page 20 4990 – Fixed Income Investor Update, June 2007
5.0
5.7
5.4
5.7
3.8
3.7
2.6
3.2
3.3
2007 2008 2009
Wachovia Bank, N.A. Wachovia Corporation
World Savings (CA & TX)
2007 funding and term debt maturity
Outlook:
Maintain sufficient holding company liquidity to
satisfy debt obligations for 12 months
Loan growth likely to drive increased bank
issuance
Continued expansion into foreign currencies
and markets
Continued focus on ratings upgrades
WBNA
Wachovia Corp
A$400 million 10 yr AUD
$4.0 billion 2 yr US Dollar
$2.5 billion 18 mth US Dollar
$800 million Retail Hybrid US Dollar
$875 million Retail Hybrid US Dollar
$2.3 billion 10 yr US Dollar
€1.0 billion
7 yr Euro
$1.5 billion 5 yr US Dollar
A$1.1 billion 5 yr AUD
$1.0 billion 5* yr US Dollar
$1.5 billion 30 US Dollar
Amount Tenor Issuer
2007 YTD Activity
Year to date through 6/4/2007.
Total US dollar-equivalent funds raised of $17.0 billion.
*Investor-driven reopening of Oct 2011s.
Term Debt Maturities
($ in billions)

Page 21 4990 – Fixed Income Investor Update, June 2007
Wachovia corporate debt ratings
Stable 3/02/07 Aa3 Aa1 A1 Aa3 Moody’s
AA-
AA
Senior
Wachovia Bank, N.A.
A+
AA-
Sub
3/21/05
2/14/07
Ratings
Date
Current
Outlook
Wachovia Corporation
Stable
Stable
A+
A+
Sub
AA- Fitch
AA- S&P
Senior
Selected comments:
Moody’s (2/07): “In the past six years, Wachovia has improved its execution in the general bank. As a result of its well-run, large direct banking franchise, Wachovia has a large source of predictable earnings and a broad funding base centered on its large holdings of core deposits.”
S&P (12/06): “Wachovia’s capital position is in line with the risk profile of its core business. The company is very focused on economic capital analysis in its measurement of capital needs. The lower credit risk profile of its core lending businesses and Wachovia’s diversified revenue mix that generates consistently good growth of core earnings supports the current capital position.”
Fitch (5/06): “…WB has approached operational risk management, including risks associated with mergers, quite cautiously and has established a good track record in recent years.”
Aa2
Aa3
A1
A2
A3
Baa1
AA
AA-
A+
A
A-
BBB+
Moody’s
S & P
Fitch
12/04 12/03 12/02 12/01 12/06 12/05
Aa2
Aa3
A1
A2
A3
Baa1
AA
AA-
A+
A
A-
BBB+
Moody’s
S & P
Fitch
12/04 12/03 12/02 12/01 12/06 12/05
Aa2
Aa3
A1
A2
A3
Baa1
AA
AA-
A+
A
A-
BBB+
Moody’s
S & P
Fitch
12/04 12/03 12/02 12/01 12/06 12/05
Aa2
Aa3
A1
A2
A3
Baa1
AA
AA-
A+
A
A-
BBB+
Moody’s
S & P
Fitch
12/04 12/03 12/02 12/01 12/06 12/05

Page 22 4990 – Fixed Income Investor Update, June 2007
Wachovia’s value proposition
Resilient, diversified scale businesses
Footprint in higher growth markets
Sales and service leadership
Aggressive, effective credit risk management
Disciplined capital use
Low-risk balance sheet
Going forward:
–
Superior execution
–
Seamless merger integration
–
Strong retail sales culture
–
Generate significant excess capital

Page 23 4990 – Fixed Income Investor Update, June 2007 Appendix

Domestic Footprint

Global Presence

Dublin
London
Paris
Franfurt
Milan
Madrid
Istanbul
Moscow
Cairo
Dubai
Toronto
New York
Washington, D.C.
Philadelphia
Winston-Salem
Charlotte
Miami
San Francisco
Los Angeles
San Diego
Mexico City
Santo Domingo
Bogota
Guayaquil
Rio de Janeiro
Asuncion
São Paulo
Zona Franca
Montevideo
Santiago
Buenos Aires
Johannesburg
Beijing
Seoul
Tokyo
Guangzhou
Shanghai
New Delhi
Hanoi
Taipei
Hong Kong
Mumbai
Chennai
Ho Chi Minh City
Bangkok
Manila
Cebu
Kuala Lumpur
Singapore
Jakarta
Sydney
International Branches
Representative Offices
International Brokerage and Service Affiliate Offices
International Processing Centers
Foreign Exchange Desks
Global Multilateral Institutions
Wachovia Capital Finance

WACHOVIA

Page 24 4990 – Fixed Income Investor Update, June 2007
Wachovia’s geographic reach
Our investor clients are located in more than 50 countries:
United States
Canada
Australia
Bermuda
United Kingdom
Germany
France
Denmark
Ireland
Austria
Netherlands
Israel
Belgium
Spain
Switzerland
Bahrain
Norway
Cyprus
United Arab Emirates
Italy
Tunisia
Jersey, C.I.
Luxembourg
Sweden
Turkey
Jordan
Finland
China
Hong Kong
Singapore
Korea
Philippines
Taiwan
Puerto Rico
Chile
Venezuela
Peru
Brazil
Dominican Republic
Argentina
Mexico
Panama
Aruba
Colombia
Costa Rica
Jamaica
Bahamas
Honduras
Cayman Islands
El Salvador
Proposed A.G. Edwards merger is subject to regulatory approval and A.G. Edwards’ shareholder approval

Page 25 4990 – Fixed Income Investor Update, June 2007
$2.7
$2.8
$3.2
2004 2005 2006
$6.0
$6.2
$6.7
2004 2005 2006
Retail and Small Business
Revenue* per Financial Center
($ in millions)
*Excludes Westcorp, Credit Card and Golden West.
2004 is Combined for Wachovia and SouthTrust.
(See Wachovia Form 8-K dated 1/19/05).
General Bank
Commercial Banking Revenue*
per Relationship Manager
($ in millions)
*Commercial Banking business.  Excludes Business Banking,
Real Estate Financial Services, Community Banking and Dealer
Financial Services. 2004 is Combined for Wachovia and
SouthTrust. See Wachovia Form 8-K dated 1/19/05.

Page 26 4990 – Fixed Income Investor Update, June 2007
$200
$248
$267
$156
2003 2004 2005 2006
Revenue per RM
($ in millions)
Wealth Management
$2.5
$3.7 $3.7
$3.2
2003 2004 2005 2006
Earnings
($ in millions)

Page 27 4990 – Fixed Income Investor Update, June 2007
1.5%
4.7%
1.5%
1.3%
0.2%
2.9%
5.5%
2.6%
2.3%
1.0%
3.8%
5.7%
3.2%
1.7%
4.5%
Wachovia Market Share
(based on fees generated)
Equity Loan
Syndications
Advisory
Source: Dealogic. Market share based on fees generated.
2001        2003       2006
TOTAL
Corporate & Investment Bank
Debt Capital
Markets

Page 28 4990 – Fixed Income Investor Update, June 2007
39%
50%
58%
61%
70%
2003 2004 2005 2006 Goal
11%
16%
20-25%
13%
18%
2003 2004 2005 2006 Goal
Managed Account Assets
as a % of Total Client Assets
Recurring Revenues
as a % of Total Revenues
Managed Account Assets ($ in billions)
$68 $82 $106 $134
Recurring Revenues ($ in billions)
$1.3 $2.1 $2.5 $3.0
Capital Management

Page 29 4990 – Fixed Income Investor Update, June 2007
Cross-enterprise sales management
CMG/CIB Cross-Business Partnership
($ millions)
CMG Deposit and Loan Production
($ millions)
GBG Commercial Banking Insurance
Services Sold Referrals
IRA Rollover Assets Captured*
($ millions)
$388
$449
2005 2006
16%
594
803
2005 2006
26%
$2,389
$3,203
2005 2006
34%
*General Bank and In-bank channels gross rollover inflows.
2005 2006 2005 2006
Deposits Loans
$1,343
$2,068
$2,773
$3,872

Cautionary statement

This investor presentation may contain, among other things, certain forward-looking statements, including, without limitation, (i) statements regarding certain of Wachovia's goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, (ii) statements relating to the benefits of the proposed merger between A.G. Edwards, Inc. ("A.G. Edwards") and Wachovia (the "A.G. Edwards Merger"), including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the A.G. Edwards Merger, (iii) statements relating to the benefits of the merger between Golden West Financial Corporation ("Golden West") and Wachovia completed on October 1, 2006 (the "Golden West Merger"), including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the Golden West Merger, and (iv) statements preceded by, followed by or that include the words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan", "projects", "outlook" or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause Wachovia's financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or A.G. Edwards in connection with the A.G. Edwards Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the A.G. Edwards Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the A.G. Edwards Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the A.G. Edwards Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the A.G. Edwards Merger on the proposed terms and schedule and/or the failure of A.G. Edwards' shareholders to approve the A.G. Edwards Merger; (6) the strength of the United States economy in general and the strength of the local economies in which Wachovia conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia's loan portfolio and allowance for loan losses; (7) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (8) inflation, interest rate, market and monetary fluctuations; (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia's and A.G. Edwards' brokerage and capital markets activities; (10) the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); (11) unanticipated regulatory or judicial proceedings or rulings; (12) adverse changes in financial performance and/or condition of Wachovia's borrowers which could impact repayment of such borrowers' outstanding loans. Additional factors that could cause Wachovia's results to differ materially from those described in the forward-looking statements can be found in Wachovia's Annual reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia, the A.G. Edwards Merger or the Golden West Merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this investor presentation.

Page 30 4990 – Fixed Income Investor Update, June 2007

WACHOVIA